Acergy S.A. Notice of Annual General Meeting

London, England – April 7, 2010 – Acergy S.A. (NASDAQ-GS: ACGY; Oslo Stock Exchange: ACY) announced today the publication of materials for the 2010 Annual General Meeting (AGM) (the “Meeting”) including the Notice of Meeting to be held on Friday May 28, 2010 at 2pm local time.

The Annual General Meeting of Shareholders will be held on Friday May 28, 2010 at 2:00 p.m. (local time) at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg. Shareholders of record at the close of business on Monday March 29, 2010 will be entitled to vote at the Meeting.

If the Annual General Meeting of Shareholders approve the proposed payment of dividend of USD $0.23 per Common Share, the Shareholders who will be entitled to such dividend will be those who are Shareholders of record as of Thursday June 3, 2010. In such case the first trading date ex-dividend will be Tuesday June 1, 2010 and the date of payment of dividend will be Friday June 18, 2010 and Wednesday June 23, 2010 for holders of our ADSs.

The AGM materials are attached to this announcement and can be found on the Acergy website: www.acergy-group/public/2010AGM

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Acergy S.A. is a seabed-to-surface engineering and construction contractor to the offshore oil and gas industry worldwide.   We provide integrated services, and we plan, design and deliver complex projects in harsh and challenging environments.
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Contacts:
Karen Menzel
Acergy S.A.
+44 (0)20 8210 5568
karen.menzel@acergy-group.com

www.acergy-group.com

If you no longer wish to receive our press releases please contact: karen.menzel@acergy-group.com

Forward-Looking Statements: Certain statements made in this announcement may include “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the US Securities Exchange Act of 1934.  These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast”, “project,” “will,” “should,” “seek,” and similar expressions.  These forward-looking statements include, but are not limited to, statements as to the payment of and value of a dividend.  The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties.  The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage.  Many of these factors are beyond our ability to control or predict.  Given these factors, you should not place undue reliance on the forward-looking statements.